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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Robert Half International Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

770323103

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 pages

13G
CUSIP No. 770323103

1.	Name of Reporting Person: A I M Management Group Inc., on behalf of itself and its wholly-owned subsidiaries, A I M Advisors, Inc., A I M Capital Management, Inc., and AIM Private Asset Management, Inc.		I.R.S. Identification Nos. of above persons (entities only): 74-1881407

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,160,328

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 11,160,328

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,160,328

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person (See Instructions): HC

Page 2 of 5 pages

13G

Item 1.
	(a)	Name of Issuer:
Robert Half International Inc.
	(b)	Address of Issuer's Principal Executive Offices:
2884 Sand Hill Road, Suite 200 Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing:
A I M Management Group Inc.
	(b)	Address of Principal Business Office or, if none, Residence:
11 Greenway Plaza, Suite 100 Houston, Texas 77046
	(c)	Citizenship:
State of Delaware
	(d)	Title of Class of Securities:
Common Stock, $.001 par value per share
	(e)	CUSIP Number:
770323103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
11,160,328
(b) Percent of class:
6.4%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
11,160,328
(ii) Shared power to vote or to direct the vote:
N/A
(iii) Sole power to dispose or to direct the disposition of:
11,160,328
(iv) Shared power to dispose or to direct the disposition of:
N/A
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

A I M Advisors, Inc., A I M Capital Management, Inc., and AIM Private Asset Management, Inc. Investment Advisors registered under Section 203 of the Investment Advisers Act

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Page 4 of 5 pages

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

Company Name(s):

A I M Management Group Inc.

By:	/s/ CAROL F. RELIHAN
Name:	Carol F. Relihan
Title:	Senior Vice President, Secretary and General Counsel

(Individually)

/s/
Name:
Title:

** Please call Jesse Frazier at (713) 214-4780 with questions regarding this filing.

Page 5 of 5 pages